
**UNITED STATES OF AMERICA**
**BEFORE THE**
**SECURITIES AND EXCHANGE COMMISSION**

September 24, 2024


_____

In the Matter of

| | |
|---|---|
| **METAXCHANGE.AI, INC.** | **ORDER DECLARING OFFERING** |
| **1 East Broward Blvd., Suite 700** | **STATEMENT ABANDONED UNDER THE** |
| **Fort Lauderdale, FL** | **SECURITIES ACT OF 1933, AS AMENDED** |

File No: 024-12376

_____

       METAXCHANGE.AI, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

       In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on September 24, 2024.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

                                             Larry Spirgel
                                             Office Chief